SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

[X]	**Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934**	**or**	[ ]	**Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934**
	For the fiscal year ended December 31, 2004			**For the transition period from ________ to ________**

Commission File Number 33-56828

Marathon Oil Company Thrift Plan
539 South Main Street
Findlay, Ohio 45840

MARATHON OIL CORPORATION
5555 San Felipe Road, Houston, TX 70056

Marathon Oil Company
Thrift Plan
Financial Statements and Supplemental Schedules
December 31, 2004 and 2003

Marathon Oil Company
Thrift Plan
Index
December 31, 2004 and 2003

Note: Other schedules required by Section 2520.103–10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Marathon Oil Company Thrift Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Marathon Oil Company Thrift Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2004 and of loans or fixed income obligations in default as of December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

June 8, 2005

Marathon Oil Company
Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	December 31, 2004				
	Stocks	Cash with Interest	Mutual Funds	Loans	Total
Assets					
Investments, at fair value (Note 3)					
Interest-bearing cash (including money market fund)	$ -	$ 7,300,521	$ 22,648,409	$ -	$ 29,948,930
Shares of registered investment companies	-	-	936,582,815	-	936,582,815
Employer securities					
Common stock	136,174,438	-	-	-	136,174,438
Loans to participants	-	-	-	34,690,039	34,690,039
Investments, at contract value (Note 4)					
Guaranteed investment contracts	-	-	-	-	-
Synthetic investment contracts	-	1,043,064,383	-	-	1,043,064,383
Net assets available for benefits	$ 136,174,438	$1,050,364,904	$959,231,224	$ 34,690,039	$2,180,460,605

	December 31, 2003				
	Stocks	Cash with Interest	Mutual Funds	Loans	Total
Assets					
Investments, at fair value (Note 3)					
Interest-bearing cash (including money market fund)	$ -	$ 14,605,084	$ 21,370,949	$ -	$ 35,976,033
Shares of registered investment companies	-	-	816,586,608	-	816,586,608
Employer securities					
Common stock	153,758,109	-	-	-	153,758,109
Loans to participants	-	-	-	34,867,266	34,867,266
Investments, at contract value (Note 4)					
Guaranteed investment contracts	-	20,201,506	-	-	20,201,506
Synthetic investment contracts	-	967,722,571	-	-	967,722,571
Net assets available for benefits	$ 153,758,109	$1,002,529,161	$837,957,557	$ 34,867,266	$2,029,112,093

The accompanying notes are an integral part of the financial statements.

Marathon Oil Company
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

	Stocks	Cash with Interest	Mutual Funds	Loans	Total
Additions					
Investment income					
Interest	$ -	$ 42,667,141	$ 227,766	$ -	$ 42,894,907
Dividends	4,277,902	-	20,657,274	-	24,935,176
Net appreciation in fair value of investments	21,564,395	-	78,628,762	-	100,193,157
	25,842,297	42,667,141	99,513,802	-	168,023,240
Contributions					
Participants	2,088,282	24,467,168	33,282,811	-	59,838,261
Employer	1,404,320	13,901,146	19,575,627	-	34,881,093
Rollovers and direct plan tranfers	439,675	65,049,636	6,776,994	-	72,266,305
	3,932,277	103,417,950	59,635,432	-	166,985,659
Loan repayment (including interest)	815,860	10,662,177	6,938,786	(16,800,147)	1,616,676
Total additions	30,590,434	156,747,268	166,088,020	(16,800,147)	336,625,575
Deductions					
Benefits paid to participants or beneficiaries	7,254,508	114,896,947	61,313,457	1,812,151	185,277,063
Loans made	1,051,020	8,726,567	8,657,484	(18,435,071)	-
Total deductions	8,305,528	123,623,514	69,970,941	(16,622,920)	185,277,063
Net increase (decrease) prior to interfund transfers	22,284,906	33,123,754	96,117,079	(177,227)	151,348,512
Net transfers from (to) other investment options	(39,868,577)	14,711,989	25,156,588	-	-
Net increase (decrease)	(17,583,671)	47,835,743	121,273,667	(177,227)	151,348,512
Net assets available for benefits					
Beginning of year	153,758,109	1,002,529,161	837,957,557	34,867,266	2,029,112,093
End of year	$ 136,174,438	$1,050,364,904	$ 959,231,224	$ 34,690,039	$2,180,460,605

The accompanying notes are an integral part of the financial statements.

1. Description of Plan

The following brief description of the Marathon Oil Company Thrift Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the 2003 Restated Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution thrift savings plan. The Plan covers substantially all regular and casual employees of (1) Marathon Oil Company (the "Company"), a wholly owned subsidiary of Marathon Oil Corporation, (2) employers participating in the Retirement Plan of the Company, and (3) employers participating in the Marathon Ashland Petroleum LLC Retirement Plan, a 62%-owned subsidiary of Marathon Oil Corporation. In order to participate in the Plan, employees must have one year of vesting service and be 21 years or older. An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

Participants may elect to make contributions from 1% to a maximum of 18% of their gross pay consisting of after-tax contributions, or 1% to a maximum of 25% of their gross pay consisting of pre-tax contributions called Marathon Savers Plus ("MSP") or a combination of both. An active participant may make any combination of after-tax and MSP payroll contributions provided that the participant does not exceed the maximums permitted under the Internal Revenue Code (the "Code") or the limits set forth in the Plan document.

The contributions of "highly compensated employees" are subject to additional limitations on the amount of their contributions pursuant to the provisions of Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $205,000 for 2004, as provided in Code Section 401(a)(17).

Participants may also make rollover contributions or direct-plan transfer contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates, and any other qualified plans upon specific authorization and subject to such terms and conditions as set forth by the plan administrator.

To the extent that the Company has accumulated earnings and profits, the Company will match on a dollar for dollar basis each participant's after-tax or MSP contributions to the Plan up to an aggregate of 6% of each participant's gross pay.

Valuation of Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings based on the participant's relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants will become fully vested in the Company contributions, plus actual earnings thereon, in any of the following ways: upon retirement under the Retirement Plan of the Company or the Marathon Ashland Petroleum LLC Retirement Plan as then in effect; at death; after three years of service with the Company; or upon attainment of age 65.

Forfeitures

Nonvested participants whose services with the Company have been terminated will forfeit their entire Company-matching source and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitations indicated under the Plan. Total forfeitures of $250,610 for the year ended December 31, 2004, were used to reduce employer matching contributions made to the Plan.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds included in the Schedule of Assets for Investment Purposes (Held at End of Year), which is attached to these financial statements, except for those passive investments discussed below.

Effective March 23, 2004, the Dreyfus Founders Worldwide Growth Funds and effective December 30, 2003, the USAA Emerging Markets, USAA International and AMR International Equity funds became passive investment options under the Plan.

Also, effective December 15, 2003, and until further notice, the following fund families became passive investment options under the Plan due to increased regulator scrutiny regarding allegations relating to late trading and market timing issues: Janus, Strong, Alger, Invesco and PBHG Funds. Developments regarding these funds will continue to be monitored by the plan administrator and as a result, there has been no provision included in the financial statements for any settlements that may arise from any possible, future litigation.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the balance in the participant's account and bear interest rates that ranged from 4.00% to 5.00%, which are commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest is paid ratably through payroll deductions for active employees and through coupon payments for participants not receiving pay and retirees.

Payment of Benefits
On termination of service, unless a participant elects otherwise or as required by the Code, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant alternatively may elect to defer the commencement of benefits until a date no later than the April 1, immediately following the calendar year in which such participant attains age 70-1/2. A retired member or a spouse beneficiary member may withdraw, during any year, all of any portion of the remaining balance in his or her account, provided that no withdrawal of less than $500 be made, unless it constitutes the entire remaining balance. Such withdrawals are limited to a maximum of four in a Plan year. An installment settlement option is available to retired participants and active participants (currently employed) who are at least age 70-1/2. A participant may elect to receive his or her benefit on an installment basis with a minimum of three annual installments and the maximum number of annual installments equal to the remaining actuarial life expectancy of the participant at the time of commencement of benefits. Each participant shall designate a beneficiary or beneficiaries to receive his or her Plan benefit upon the participant's death.

Active participants or participants with accounts in suspense are eligible to withdraw a portion of their after-tax, rollover or Company-vested matching amounts subject to the provisions of the Plan.

Nonemployee members (deferred members, spouse beneficiary members, beneficiary members, and alternate payee members) and retired members who have a Plan balance of $5,000 or less will automatically receive a lump sum distribution in cash.

Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value except for its Cash with Interest Fund (Note 4). The Cash with Interest Fund is stated at contract value and is fully benefit responsive. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Marathon Oil Corporation shares are valued at the quoted market price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Administration of Plan Assets
Costs and expenses incurred in administering the Plan are paid by the Company, including fees and expenses of the trustee, Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"), legal counsel and other administrative expenses. Costs assumed by the participant include fees associated with selling of Marathon Oil Corporation common stock. The Cash with Interest Fund is managed by Fidelity Management Trust Company ("FMTC") pursuant to a trust agreement. Any fees charged by FMTC are deducted from the interest earned by Plan members in the Cash with Interest Fund. The total amount of fees charged for 2004 in connection with the Cash with Interest Fund was $1,337,436.

3. Investments

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2004:

Monumental Life Insurance Company Wrapper Contract MDA00178TR*	$ 260,768,987
Chase Manhattan Bank Wrapper Contract 432711*	260,768,775
AIG Financial Products Company Wrapper Contract 541683*	260,768,650
CDC Capital Inc. Wrapper Contract 1203-02*	260,757,971
Marathon Oil Corporation Common Stock	136,174,438

* These investments are included in the Cash with Interest Fund.

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2003:

Monumental Life Insurance Company Wrapper Contract MDA00178TR*	$241,934,375
Chase Manhattan Bank Wrapper Contract 432711*	241,934,172
Westdeutsche Landesbank Wrapper Contract WLB6193*	241,934,052
CDC Capital Inc. Wrapper Contract 1203-02*	241,919,972
Marathon Oil Corporation Common Stock	153,758,109

* These investments are included in the Cash with Interest Fund.

4. Cash with Interest Fund

The Cash with Interest Fund investment option provides stable value primarily through low risk investments with guaranteed interest rates, while allowing for diversification. The Cash with Interest Fund invests primarily in investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments. The Cash with Interest Fund comprised approximately 48% and 49% of total Plan investments at December 31, 2004 and 2003, respectively.

At December 31, 2003, the Plan held a guaranteed investment contract ("GIC") of $20,201,506. In April 2004, the GIC contract matured and no additional GIC investments were entered into. At December 31, 2004 and 2003 the Plan held synthetic investment contracts ("SICs") of $1,043,064,383 and $967,722,571, respectively, as recorded at contract value. A SIC is comprised of two components, an underlying asset and a wrapper contract. The wrapper contract guarantees the SIC's contract value. The underlying asset is valued at representative quoted market prices with the wrapper being valued at the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The remaining assets of $7,300,521 and $14,605,084 held by the Cash with Interest Fund at December 31, 2004 and 2003, respectively, are invested in cash equivalents, for which the stated cost approximates fair value.

The fair value of the GICs approximates the contract value as of December 31, 2003. The fair values of the SICs held within the Cash with Interest Fund at December 31, 2004 and 2003 were $1,053,478,876 and $999,798,534, respectively, as determined based on the market values of the contracts' underlying securities plus any accrued income.

The Cash with Interest Fund portfolio's average yield for 2004 and 2003 was 4.21% and 5.09%, respectively. The portfolio's crediting rate at December 31, 2004 and 2003 was 4.02 % and 4.78%, respectively. The contract crediting rates associated with the SICs are typically reviewed and reset, if needed, on a quarterly basis. The basis for changes in the crediting rates can include expected maturity of the underlying securities, yield-to-maturity, and general interest rate levels.

5. Related-Party Transactions

Shares of Marathon Oil Corporation common stock may be purchased directly from Marathon Oil Corporation or on the open market. During 2004, all shares of the Marathon Oil Corporation common stock were purchased on the open market.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the plan administrator by letter dated May 7, 2003, that the Plan, as amended, meets the requirements of Code Section 401(a), and is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.

7. Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

8. Plan Sponsor Event

During 2003, Marathon implemented an organizational realignment plan (Business Transformation Program – "BTP") and part of that plan, implemented during 2004, consisted of two outsourcing agreements to achieve further business process improvements and cost reductions. As a result of the BTP, approximately 700 regular employee positions were eliminated. Of these employees, approximately 275 elected distributions in 2004 totaling $36.3 million.

9. Subsequent Event

Marathon Oil Corporation announced in April 2005, that it entered into a modified agreement (original agreement dated as of March 2004) with Ashland Inc. ("Ashland") to acquire Ashland's 38% minority interest in Marathon Ashland Petroleum LLC in a transaction valued at an estimated cost of $3.7 - $3.9 billion. As part of the transaction, Marathon Oil Corporation will acquire certain other complementary Ashland businesses. The transaction is expected to close in the second quarter of 2005 and is contingent upon Ashland shareholder approval and Ashland public debt holder consents This transaction is not expected to have a material effect on the Plan's financial statements.

Effective January 1, 2005, the Plan was amended to allow spouse beneficiary members to elect the installment settlement option under the Plan (see Note 1 – Payment of Benefits).

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2004

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
*	Marathon Oil Corporation	Marathon Common Stock - 3,591,807 shares	$ 86,974,924	$ 136,174,438
	Investment Trust Shares			
*	Fidelity Fund	Investment Company - 3,998 shares	107,950	119,474
*	Fidelity Puritan Fund	Investment Company - 83,749 shares	1,507,357	1,587,048
*	Fidelity Trend Fund	Investment Company - 788 shares	34,366	42,304
*	Fidelity Select Computers	Investment Company - 14,015 shares	482,019	492,644
*	Fidelity Select Electronics	Investment Company - 49,832 shares	1,942,701	1,882,649
*	Fidelity Select Food & Agriculture	Investment Company - 3,787shares	172,834	191,945
*	Fidelity Ginnie Mae	Investment Company - 57,657 shares	638,782	638,842
*	Fidelity Magellan Fund	Investment Company - 860,736 shares	82,164,902	89,335,839
*	Fidelity Contrafund	Investment Company - 1,133,267 shares	58,129,904	64,301,556
*	Fidelity Equity-Income Fund	Investment Company - 36,191 shares	1,750,590	1,910,148
*	Fidelity Growth Company Fund	Investment Company - 1,560,727 shares	89,020,350	87,509,937
*	Fidelity Investment Grade Bond Fund	Investment Company - 203,347 shares	1,523,760	1,531,203
*	Fidelity Growth & Income Fund	Investment Company - 1,541,326 shares	54,378,162	58,894,078
*	Fidelity Select Software & Computer	Investment Company - 11,374 shares	517,298	596,780
*	Fidelity Intermediate Bond Fund	Investment Company - 657,377 shares	6,807,127	6,915,611
*	Fidelity Select Air Transportation	Investment Company - 1,781 shares	53,033	60,077
*	Fidelity Capital & Income Fund	Investment Company - 143,793 shares	1,128,720	1,217,926
*	Fidelity Value Fund	Investment Company - 289,879 shares	16,572,298	20,665,501
*	Fidelity Select Gold	Investment Company - 82,913 shares	2,147,088	2,231,180
*	Fidelity Select Biotechnology	Investment Company - 25,570 shares	1,345,115	1,474,135
*	Fidelity Select Energy Service	Investment Company - 22,210 shares	829,707	947,268
*	Fidelity Select Insurance	Investment Company - 14,622 shares	812,260	903,659
*	Fidelity Select Retailing	Investment Company - 4,155 shares	189,065	213,837
*	Fidelity Government Income Fund	Investment Company - 821,391 shares	8,258,221	8,411,039
*	Fidelity Select Energy	Investment Company - 56,140 shares	1,587,257	1,826,220

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2004

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
*	Fidelity Select Leisure	Investment Company - 10,450 shares	732,090	818,657
*	Fidelity Select Healthcare	Investment Company - 12,360 shares	1,453,897	1,583,188
*	Fidelity Select Technology	Investment Company - 27,448 shares	1,564,395	1,652,120
*	Fidelity Select Utilities Growth	Investment Company - 2,284 shares	86,720	91,970
*	Fidelity Select Financial	Investment Company - 5,949 shares	649,550	697,206
*	Fidelity Select Defense & Aerospace	Investment Company - 55,733 shares	3,169,293	3,623,755
*	Fidelity Select Brokerage	Investment Company - 5,204 shares	247,570	290,764
*	Fidelity Select Chemical	Investment Company - 14,398 shares	876,502	982,388
*	Fidelity Independence Fund	Investment Company - 9,004 shares	134,924	160,550
*	Fidelity OTC Portfolio	Investment Company - 15,718 shares	467,413	545,258
*	Fidelity Overseas	Investment Company - 8,716 shares	260,260	308,361
*	Fidelity Select Telecommunications	Investment Company - 23,085 shares	664,314	858,079
*	Fidelity Select Home Finance	Investment Company - 16,007 shares	974,092	1,009,850
*	Fidelity Leveraged Company Stock	Investment Company - 352,252 shares	6,901,922	7,989,085
*	Fidelity Europe	Investment Company - 15,879 shares	448,385	542,255
*	Fidelity Pacific Basin Fund	Investment Company - 9,880 shares	167,489	195,335
*	Fidelity Real Estate Investment	Investment Company - 196,300 shares	4,857,121	5,798,696
*	Fidelity Balanced Fund	Investment Company - 1,322,073 shares	20,481,459	23,559,332
*	Fidelity International Growth & Income	Investment Company - 59,607 shares	1,430,352	1,680,912
*	Fidelity Capital Appreciation Fund	Investment Company - 163,770 shares	3,901,123	4,262,939
*	Fidelity Convertible Securities Fund	Investment Company - 54,314 shares	1,064,574	1,173,180
*	Fidelity Canada	Investment Company - 105,268 shares	3,121,098	3,564,369
*	Fidelity Utilities Fund	Investment Company - 16,184 shares	194,768	219,937
*	Fidelity Blue Chip Growth Fund	Investment Company - 871,793 shares	39,587,011	36,362,500
*	Fidelity Asset Manager	Investment Company - 474,432 shares	7,847,676	7,690,540
*	Fidelity Disciplined Equity Fund	Investment Company - 1,642 shares	37,278	41,522
*	Fidelity Low-Price Stock Fund	Investment Company - 2,161,684 shares	63,413,866	87,007,762

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2004

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
*	Fidelity Worldwide	Investment Company - 42,718 shares	678,394	779,603
*	Fidelity Equity Income II Fund	Investment Company - 1,036,612 shares	25,137,431	24,889,043
*	Fidelity Stock Selector	Investment Company - 1,614 shares	33,215	36,810
*	Fidelity Asset Manager - Growth	Investment Company - 592,127 shares	9,482,780	8,775,315
*	Fidelity Emerging Markets Fund	Investment Company - 73,217 shares	780,250	946,701
*	Fidelity Aggressive Growth Fund	Investment Company - 110,989 shares	1,760,987	1,842,419
*	Fidelity Diversified International	Investment Company - 276,566 shares	6,600,263	7,920,839
*	Fidelity Asset Manager - Income	Investment Company - 274,697 shares	3,282,914	3,480,412
*	Fidelity Dividend Growth Fund	Investment Company - 186,848 shares	4,890,209	5,323,303
*	Fidelity New Market Income Fund	Investment Company - 171,1668 shares	2,309,445	2,459,996
*	Fidelity Export & Multinational Funds	Investment Company - 107,515 shares	1,954,308	2,111,601
*	Fidelity Global Balanced Fund	Investment Company - 16,045 shares	302,758	336,775
*	Fidelity Aggressive International Fund	Investment Company - 32,572 shares	476,925	545,572
*	Fidelity Small Cap Independence	Investment Company - 33,440 shares	603,610	659,444
*	Fidelity Mid Cap Stock Fund	Investment Company - 210,992 shares	4,365,345	4,947,765
*	Fidelity Large Cap Stock Fund	Investment Company - 39,020 shares	553,607	570,476
*	Fidelity Discovery	Investment Company - 17,943 shares	176,971	202,752
*	Fidelity Small Cap Stock Fund	Investment Company - 303,481 shares	4,881,966	5,511,206
*	Fidelity Europe Capital Appreciation	Investment Company - 7,986 shares	133,768	171,949
*	Fidelity Nordic Fund	Investment Company - 8,047 shares	196,606	222,331
*	Fidelity Asset Manager: Aggressive	Investment Company - 29,727 shares	278,323	336,214
*	Fidelity Latin America Fund	Investment Company - 38,523 shares	686,116	814,753
*	Fidelity Japan Fund	Investment Company - 31,756 shares	366,522	406,472
*	Fidelity Southeast Asia Fund	Investment Company - 36,471 shares	502,723	598,849
*	Fidelity China Region Fund	Investment Company - 72,882 shares	1,140,507	1,243,375
*	Fidelity Select Business Serv & Outsrcg	Investment Company - 3,355 shares	46,273	54,283
*	Fidelity Select Medical Equip & System	Investment Company - 175,614 shares	3,614,740	4,109,362

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2004

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
*	Fidelity Four-In-One Index Fund	Investment Company - 11,299 shares	260,517	284,404
*	Fidelity Japan Smaller Companies Fund	Investment Company - 219,615 shares	2,490,450	2,762,755
*	Fidelity Growth & Income II	Investment Company - 43,222 shares	391,945	418,390
*	Fidelity Strategic Income Fund	Investment Company - 287,503 shares	3,006,826	3,096,404
*	Fidelity Freedom Income Fund	Investment Company - 37,441 shares	414,797	421,960
*	Fidelity Freedom 2010 Fund	Investment Company - 237,787 shares	3,057,243	3,238,663
*	Fidelity Freedom 2020 Fund	Investment Company - 237,724 shares	2,989,338	3,318,633
*	Fidelity Freedom 2030 Fund	Investment Company - 62,869 shares	783,911	885,202
*	Fidelity Small Cap Retirement Fund	Investment Company - 47,454 shares	630,771	753,575
*	Fidelity Spartan Total Market Index	Investment Company - 202,844 shares	6,229,419	6,703,991
*	Fidelity Spartan Extended Market Index Fund	Investment Company - 24,570 shares	632,130	785,763
*	Fidelity Spartan International Index	Investment Company - 29,466 shares	763,637	943,500
*	Fidelity Intermediate Gov't Income	Investment Company - 12,383 shares	126,343	126,801
*	Fidelity High Income Fund	Investment Company - 147,660 shares	1,284,141	1,342,226
*	Fidelity Fifty Fund	Investment Company - 61,715 shares	1,124,316	1,273,187
*	Fidelity Select Automotive	Investment Company - 2,238 shares	64,753	77,923
*	Fidelity Select Multimedia	Investment Company - 3,894 shares	166,800	176,013
*	Fidelity Select Medical Delivery	Investment Company - 25,973 shares	935,122	1,164,355
*	Fidelity Select Paper & Forest Prod.	Investment Company - 3,098 shares	88,279	103,040
*	Fidelity Select Banking	Investment Company - 7,082 shares	263,103	280,430
*	Fidelity Select Industrial Materials	Investment Company - 12,298 shares	436,782	488,470
*	Fidelity Select Industrial Equipment	Investment Company - 1,794 shares	40,986	47,936
*	Fidelity Select Construction & Housing	Investment Company - 32,030 shares	1,152,995	1,395,561
*	Fidelity Select Transportation	Investment Company - 18,501 shares	685,590	790,541
*	Fidelity Select Natural Gas	Investment Company - 113,584 shares	2,913,273	3,383,666
*	Fidelity Select Natural Resources	Investment Company - 27,643 shares	433,830	479,052
*	Fidelity Select Cyclical Industries	Investment Company - 6,241 shares	111,357	116,760

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2004

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
*	Fidelity Select Environmental Services	Investment Company - 511 shares	6,843	7,306
*	Fidelity Select Consumer Industries	Investment Company - 2,290 shares	52,521	56,469
*	Fidelity Select Developing Communications	Investment Company - 32,414 shares	553,330	626,569
*	Fidelity Retirement Govt. Money Market	Investment Company - 22,648,409 shares	22,648,409	22,648,409
*	Fidelity Spartan U.S. Equity Index	Investment Company - 1,142,399 shares	43,459,891	48,963,207
*	Fidelity US Bond Index Fund	Investment Company - 101,320 shares	1,122,908	1,128,703
*	Fidelity Freedom 2040 Fund	Investment Company - 75,562 shares	546,640	624,897
*	Fidelity US Equity Index Pool	Investment Company - 46,406 shares	1,470,736	1,736,502
*	Fidelity Select Networking & Infrastructure	Investment Company - 532,446 shares	1,216,336	1,251,248
*	Fidelity Select Wireless	Investment Company - 449,809 shares	2,127,722	2,622,389
	Invesco Total Return	Investment Company - 6 shares	151	150
	Janus Worldwide Fund	Investment Company - 92,297 shares	5,562,676	3,822,003
	Neuberger Berman Guardian Fund Trust	Investment Company - 5,583 shares	62,870	72,852
	Scudder International Fund	Investment Company - 3,005 shares	111,608	132,963
	Domini Social Equity Fund	Investment Company - 2,458 shares	64,684	72,609
	Invesco Core Equity	Investment Company - 1,363,499 shares	18,234,274	14,671,245
	AIM Weingarten Fund A	Investment Company - 12,791 shares	147,663	166,794
	Scudder Global Discovery	Investment Company - 1,066 shares	30,624	37,021
	Janus Adviser Growth Fund	Investment Company - 448 shares	8,160	9,272
	Janus Advisor Mid Cap Growth	Investment Company - 2,640 shares	54,276	66,173
	Janus Adviser Capital Appreciation Fund	Investment Company - 3,097 shares	61,086	77,630
	Janus Adviser International Growth Fund	Investment Company - 427 shares	8,689	12,344
	Janus Adviser Balanced Fund	Investment Company - 2,341 shares	52,181	58,913
	Janus Adviser Flexible Income Fund	Investment Company - 4,132 shares	52,482	50,778
	Scudder Growth & Income Fund	Investment Company - 2,624 shares	50,965	57,466
	AIM Blue Chip Growth Fund A	Investment Company - 34,544 shares	379,340	403,469
	American Advantage Balanced Fund	Investment Company - 63,991 shares	841,244	880,520

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2004

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	American Adv Large Cap Value Fund	Investment Company - 32,514 shares	574,623	622,593
	AMR International Equity Fund	Investment Company - 1,333 shares	20,784	26,808
	PIMCO Total Return - Adm. Class	Investment Company - 211,424 shares	2,276,879	2,255,895
	Templeton Foreign Smaller Companies A	Investment Company - 29,383 shares	520,434	619,680
	Morgan Stanley Equity Growth B	Investment Company - 9,743 shares	138,170	162,421
	Mutual Discovery Fund A	Investment Company - 50,927 shares	1,053,633	1,226,329
	Baron Growth Fund	Investment Company - 181,714 shares	6,636,955	8,153,524
	Baron Asset Fund	Investment Company - 16,128 shares	763,057	847,054
	Calvert New Vision Small Cap	Investment Company - 4,957 shares	86,022	99,736
	Calvert Social Investment Fund-Balanced Fund A	Investment Company - 8 shares	206	215
	Calvert Capital Accumulation Fund A	Investment Company - 1,077 shares	24,191	25,718
	Calvert International Equity A	Investment Company - 169 shares	3,019	3,201
	UAM/FMA Small Company Portfolio	Investment Company - 14,581 shares	306,883	319,897
	UAM/FPA Crescent Portfolio	Investment Company - 242,439 shares	5,234,329	5,709,447
	UAM/Rice,Hall,James Micro Cap Portfolio	Investment Company - 98,742 shares	1,958,793	2,048,900
	PBHG Emerging Growth Fund	Investment Company - 5,428 shares	71,602	71,816
	Ariel Fund	Investment Company - 177,422 shares	8,043,170	9,433,547
	Ariel Appreciation Fund	Investment Company - 147,752 shares	5,796,438	7,043,336
	Ariel Premier Bond Fund	Investment Company - 5,838 shares	61,348	60,070
	Alger Capital Appreciation Institutional	Investment Company - 1,367 shares	14,795	16,730
	Alger MidCap Growth Institutional	Investment Company - 43,232 shares	596,743	729,332
	Alger Small Cap Institutional Portfolio	Investment Company - 2,840 shares	37,589	51,424
	Dreyfus Founders Balanced Fund	Investment Company - 3,511 shares	27,756	29,701
	Dreyfus Founders Growth & Income Fund F	Investment Company - 19,816 shares	88,721	98,287
	Dreyfus Founders Growth Fund F	Investment Company - 1,523 shares	13,617	16,116
	Dreyfus Founders Mid Cap Growth Fund F	Investment Company - 5,739 shares	22,116	24,277
	Dreyfus Founders Worldwide Growth Fund F	Investment Company - 485 shares	6,301	6,241

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2004

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Franklin Small Mid Cap Growth Fund A	Investment Company - 11,054 shares	317,345	377,597
	PBHG Growth Fund	Investment Company - 210 shares	3,523	4,018
	INVESCO Dynamics Fund	Investment Company - 2,312 shares	33,221	38,150
	Janus Fund	Investment Company - 1,014,454 shares	33,885,512	24,925,128
	Janus Twenty Fund	Investment Company - 114,355 shares	6,684,442	5,123,110
	Templeton Foreign Fund	Investment Company - 2,233,790 shares	22,253,121	27,475,619
	Morgan Standley International Magnum B	Investment Company - 1,273 shares	10,700	15,017
	Morgan Standley Global Equity B	Investment Company - 6,661 shares	94,324	117,499
	MAS Fixed Income Portfolio Adviser Class	Investment Company - 4,510 shares	52,675	52,004
	MAS High Yield Portfolio Adviser Class	Investment Company - 12,647 shares	66,353	70,067
	MAS Mid Cap Growth - Adviser Class	Investment Company - 2,211 shares	41,028	45,394
	MAS Value Adviser Class	Investment Company - 3,444 shares	52,829	61,607
	Morgan Standley Small Company Growth B	Investment Company - 11,546 shares	113,207	138,778
	Morgan Standley Active Intern'l B	Investment Company - 1,822 shares	15,739	20,283
	Morgan Standley Emerging Markets B	Investment Company - 21,223 shares	338,782	401,320
	Mutual Shares Fund A	Investment Company - 53,337 shares	1,070,176	1,223,556
	Managers Special Equity Fund	Investment Company - 4,955 shares	359,442	447,969
	Neuberger Berman Focus Fund Trust Class	Investment Company - 12,207 shares	321,764	338,148
	Neuberger Berman Genesis Fund Trust Class	Investment Company - 186,213 shares	6,869,498	7,945,702
	Neuberger Berman Manhattan Fund Trust	Investment Company - 195 shares	1,753	2,088
	Neuberger Berman Partners Trust	Investment Company - 4,155 shares	73,512	80,278
	Neuberger Berman Socially Responsive	Investment Company - 6,465 shares	87,257	97,945
	AIM Value Fund A	Investment Company - 19,399 shares	182,298	191,663
	PIMCO Capital Appreciation - Admin Class	Investment Company - 24,347 shares	379,923	432,403
	PIMCO Mid Cap Fund - Admin Class	Investment Company - 14,354 shares	269,633	341,766
	PIMCO Global Bond Fund - Admin Class	Investment Company - 53,552 shares	551,033	561,225
	PIMCO High Yield - Admin Class	Investment Company - 99,691 shares	949,472	993,915

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2004

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	PIMCO Long Term US Gov't-Administrative	Investment Company - 47,127 shares	519,459	512,268
	Strong Discovery Fund	Investment Company - 2,926 shares	52,021	62,997
	Strong Growth Fund	Investment Company - 2,537 shares	42,195	49,094
	Strong Common Stock Fund	Investment Company - 6,582 shares	120,686	149,089
	Strong Opportunity	Investment Company - 10,490 shares	387,759	486,753
	Strong Large Cap Growth Fund	Investment Company - 2,526 shares	51,492	57,460
	Strong Government Securities	Investment Company - 14,676 shares	162,055	157,617
	Templeton Developing Markets Trust A	Investment Company - 32,887 shares	503,254	609,061
	Templeton Growth Fund A	Investment Company - 64,867 shares	1,349,290	1,484,797
	Templeton Global Bond A	Investment Company - 63,523 shares	635,981	707,007
	Templeton World Fund A	Investment Company - 52,193 shares	855,863	926,424
	USAA Cornerstone Strategy Fund	Investment Company - 4,699 shares	117,159	125,407
	USAA GNMA Trust	Investment Company - 20,528 shares	205,049	201,378
	USAA Income Fund	Investment Company - 45,375 shares	559,417	563,554
	USAA Income Stock Fund	Investment Company - 4,956 shares	73,158	82,573
	USAA International	Investment Company - 526 shares	9,080	11,492
	USAA Growth Fund	Investment Company - 2,459 shares	31,830	34,128
	USAA Emerging Markets Fund	Investment Company - 1,104 shares	9,572	13,960
	AIM Constellation Fund A	Investment Company - 7,336 shares	141,813	167,549
	Credit Suisse Appr.Fund Common	Investment Company - 5,073 shares	79,216	85,229
	Credit Suisse Emerging Growth	Investment Company - 1,555 shares	42,968	48,407
	Credit Suisse Global Fixed Income Common	Investment Company - 2,727 shares	27,995	28,086
	RS Emerging Growth Fund	Investment Company - 19,953 shares	514,053	645,686
	TCW Galileo Small Cap Growth N	Investment Company - 6,392 shares	82,880	101,883
	TCW Galileo Aggressive Growth N	Investment Company - 6,340 shares	68,545	80,959
	Morgan Standley Institutional Value B	Investment Company -17,432 shares	158,233	183,213
	AIM Balanced A	Investment Company - 3,030 shares	71,108	76,656

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2004

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	AIM Global Aggressive Growth Fund A	Investment Company - 6,873 shares	109,084	131,415
	Managers Bond Fund	Investment Company - 60,922 shares	1,476,839	1,498,061
	Managers Capital Appreciation Fund	Investment Company - 439 shares	10,386	11,755
	Managers Value Fund	Investment Company - 8,717 shares	217,704	259,154
	RS Smaller Company Growth Fund	Investment Company - 8,988 shares	180,912	202,862
	TCW Galileo Select Equity N	Investment Company - 10,067 shares	177,970	193,380
	CS Large Cap Value A	Investment Company - 7,847 shares	148,428	159,368
	Strong Adv. Small Cap Value Z	Investment Company - 8,618 shares	228,219	253,363
	Vanguard Windsor Admiral	Investment Company - 1,256,452 shares	67,226,846	76,618,463
	Cash with Interest Contract Carriers			
	CDC Capital Inc.	Actively Managed Global Wrap**		(2,611,748)
	Wrapper Contract 1203-02; 5.08%			263,369,719
	Total Contract Value		260,757,971	260,757,971
	Chase Manhattan Bank			(2,600,944)
	Wrapper Contract 432711; 5.08%	Actively Managed Global Wrap**		263,369,719
	Total Contract Value		260,768,775	260,768,775
	Monumental Life Insurance			(2,600,732)
	Wrapper Contract MDA00178TR; 5.08%	Actively Managed Global Wrap**		263,369,719
	Total Contract Value		260,768,987	260,768,987
	AIG Financial Products Co.			(2,601,069)
	Wrapper Contract 541683; 5.08%	Actively Managed Global Wrap**		263,369,719
	Total Contract Value		260,768,650	260,768,650

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2004

(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
Fidelity Management Trust Company Variable interest rate - 1.90% as of 12/31/04	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool	7,300,521	7,300,521
Fidelity Management Trust Company Interest rates range from 4.00%-5.00% due 1/1/04 - 12/31/2009	Loans to Plan Participants	-	34,690,039
Totals		$2,025,925,010	$2,180,460,605

Indicates party-in-interest.

A synthetic investment contract ("SICs") is comprised of two components, an underlying asset and a wrapper contract. The underlying assets is valued at representative quoted market prices. The wrapper contracts is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SICs contract value.

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule G, Part I – Schedule of Loans or Fixed Income Obligations in Default
Year Ended December 31, 2004

Identity & Address of Obligator	Original Amount of Loan*	Amount Received During Reporting Year		Unpaid Balance at End of Year	Description		Amount Overdue	
		Principal	Interest		Loan Date	Maturity Date	Principal	Interest
Kevin W. Anderson, #66771 32 Caney Ford Road Poplarville, MS 39470	$ 7,012.29	$ -	$ -	$22,205.96	12/31/1986	12/31/1990	$ 7,012.29	$ 15,193.67
Richard Crawford, #67351 P.O. Box 721 Iraan, TX 79744	14,057.00	-	-	48,912.07	12/03/1986	12/03/1990	14,057.00	34,855.07
Felix A. Ragas, #64488 81 Melrose Drive Destrehan, LA 70047	10,006.24	-	-	21,715.13	12/23/1986	12/23/1990	8,337.42	13,377.71

* These loans which were made to the Plan participants reflected are secured by the participants' pledge of his or her accrued nonforfeitable benefit in the Plan. The interest rate is flexible and is established each quarter. These participants are delinquent in payments against the entire loan balance or the required payments according to the terms evidenced by the participant's signed promissory note. None of these loans have been renegotiated.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-29709 and No. 33-56828) of Marathon Oil Corporation of our report dated June 8, 2005 relating to the financial statements of the Marathon Oil Company Thrift Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Houston, Texas
June 16, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marathon Oil Company Thrift Plan has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MARATHON OIL COMPANY THRIFT PLAN

By ______________________
Eileen M. Campbell, Plan Administrator

Dated: June 16, 2005